Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

FORM 51-102F1

SILVERCREST MINES INC.

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and six months ended June 30, 2014. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2014 and 2013, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2013, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is August 13, 2014. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained ounces. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2014

Financial and Operating Highlights:	Q2 2014	6 MONTHS 2014
Cash flow from operations (1) (3)	$3,062,502	$9,659,899
Cash flow from operations (1) (3) per share	$0.03	$0.08
Cash cost per AgEq ounce sold (2) (3)	$7.66	$7.33
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$12.62	$10.79

Revenues	$7,719,057	$20,724,584
Net earnings	$1,314,350	$3,782,338
Net earnings per share	$0.01	$0.03
Adjusted earnings per share (3)	$0.01	$0.03

Silver ounces produced	173,000	374,101
Gold ounces produced	3,995	11,540
Silver equivalent ounces produced (2)	412,700	1,066,501

Silver ounces sold	163,026	361,826
Gold ounces sold	4,743	12,393
Silver equivalent ounces sold (2)	447,606	1,105,406

 (1) Cash flow from operations before changes in working capital items.

(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(3) These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (refer to NON-IFRS Performance Measures section for calculation details).

HIGHLIGHTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2014 (continued)

The first half of 2014, was full of challenges as the Santa Elena Mine transitioned from an open pit heap leach to an underground operation utilizing a conventional 3,000 tonne-per-day (“tpd”) mill and Counter Current Decantation / Merrill Crowe (“CCD/MC processing”) facility.

Open pit mining activities were discontinued on April 4 2014, which necessitated the acceleration of underground mining and development. Only 12,035 tonnes were loaded on the leach pad during the second quarter with, all high grade ore extracted from the underground stockpiled for milling during Q3, 2014.

As a result of closing the open pit three months ahead of schedule, phasing out production from the heap leach operation and starting up the new processing facility, Santa Elena’s actual production for the second quarter and six months ended June 30, 2014, were lower than the comparable periods of 2013.

Other Second Quarter highlights

•	Santa Elena Expansion Project – Commissioning of Santa Elena’s new 3,000 tpd mill and CCD/MC processing facility commenced on May 1, 2014, with a planned three month ramp up period.

•	Subsequent to June 30, 2014 – Silvercrest announced the mill and CCD/MC processing facility has been successfully commissioned as of August 1, 2014 (refer to “Subsequent Events” section).

•
The commissioning phase involved testing all aspects of the facility and remediating issues that arose. As planned, the mill feed during the commissioning period came from the leach pad reserve (“pad ore”), with blending of higher grade underground ore to start in August. Preliminary recovery estimates for the new mill indicate that projected recoveries of 92% of Au and 67.5% of Ag will be achieved.

•
Operational changes in mine schedule due to early pit closure necessitated the acceleration of underground mining and development. During the second quarter, approximately 25,800 tonnes of development ore were mined and stockpiled for future mill processing. The ore grade is 1.50 gpt Au and 110.67 gpt Ag, which is consistent with current reserve models.

•
The new long-hole drill arrived at Santa Elena on June 12, 2014.  All underground production equipment purchased by the Company (1 long-hole drill and 3 LHD’s) is now on site. SilverCrest personnel will undertake all production mining from Avoca stopes (mining from the bottom up with subsequent back-filling), and all development work will continue to be done by a contractor. Production stoping is scheduled to begin in August.

•
Underground close-spaced definition drilling commenced in May to better define reserves for initial and longer term stope production. Initial results from this detailed drilling reconcile closely with the underground reserve model. Results will be announced once compilation is complete.

•
Corporate –  SilverCrest announced the results of its Annual General Meeting of Shareholders (“AGM”) held Tuesday June 13, 2014, in Vancouver, B.C. Shareholders voted in favour of all items of business, as follows;

o	the election of each director nominee – Dunham L. Craig, J. Scott Drever, N. Eric Fier, Ross O. Glanville, Barney Magnusson, George W. Sanders, Graham C. Thody,
o	to reconfirm the Company’s shareholder rights plan,
o	to re-appoint Davidson & Company, Chartered Accountants, as auditor of the Company.

•
SilverCrest is extremely pleased with the election of Mr. Dunham Craig to the Board. Mr. Craig has 26 years in the mining industry which has encompassed all aspects of mining projects and operations, progressing from exploration discovery to feasibility, financing, permitting, construction and production related to two mines. He has extensive experience in Canada, Central America and Mexico with groups such as Wheaton River Minerals Inc. and Glencairn Gold Inc. and has worked in development, construction and production in Latin America for over 15 years. Mr. Craig is currently President and CEO of Geologix Explorations and brings to the Board a broad range of hands-on experience in all aspects of the mining sector.

•
At the Board of Directors meeting following the AGM, Mr. Graham C. Thody was appointed Non-Executive Chairman of the Company, replacing Mr. J. Scott Drever who had previously served as Executive Chairman. Mr. Drever remains Chief Executive Officer and a Director of the Company. Mr. Thomas Keating, Corporate Controller was appointed VP Finance for the Company. Mr. Barney Magnusson remains Chief Financial Officer and a Director of the Company. Graham C. Thody was re-appointed Chair of the Audit Committee; George W. Sanders was re-appointed Chair of the Corporate Governance and Nominating Committee and Ross. O. Glanville was re-appointed Chair of the Compensation Committee. Mr. Craig replaced Mr. Thody as a member of the Corporate Governance and Nominating Committee.

SUBSEQUENT EVENTS

•
Santa Elena Expansion Project – On August 11, 2014, SilverCrest announced that the new 3,000 tpd mill and CCD/MC processing facility at Santa Elena had been successfully commissioned as of August 1, 2014. This is another major milestone achieved as SilverCrest continues systematic and responsible growth. SilverCrest will continue to adjust and optimize all the components of the facilities in efforts to achieve through-put tonnages at or above the nameplate capacity of 3,000 tpd. In determining commissioning completion  management considered the following criteria;

●	Achieving greater than 80% of nameplate capacity (3,000 tpd) over a reasonable period of continuous production.
●	Achieving average startup recovery rates of 82% gold and 65% silver. Average mine life recovery rates are projected at 92% gold and 67.5% silver.
●	Dore production from the new mill exceeding budget estimates.
●	All major components of the mill and facilities completed and operating to the satisfaction of management and independent commissioning team.
●	Completion of budgeted capital expenditures.
●	Achieving positive operating cash flows from expanded operations including milling.

For 30 continuous days through to early August, 2014, the mill through-put ranged from 1,485 to 3,144 tpd and achieved an average of 2,524 tpd or 84% of the 3,000 tpd nameplate capacity. In July, 1,516 ounces of gold and 81,818 ounces of silver (excluding residual leached ounces from pad production) were produced and which exceeded budgeted production of 1,255 ounces of gold and 74,325 ounces of silver. Startup recoveries of gold and silver in July were 82% and 65%, respectively, compared to budgeted start up recoveries of 83% and 62%. All of the above commissioning criteria have been met to the satisfaction of management.

•	Corporate – 25,000 incentive stock options priced at CAD$0.50 per share were exercised for cash proceeds of $11,634.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC) (TSX: SVL) (FSE: CW5) is a Canadian precious metals producer headquartered in Vancouver, British Columbia, with a silver and gold asset base and an operating mine located in Mexico. SilverCrest's flagship property is its 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with an estimated life of mine of 8 years, with cash costs over the mine life of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates the new 3,000 tpd conventional mill facility should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life.

The Company’s other principal property is the La Joya Property in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources. The Company also has a portfolio of other mineral properties, which comprises of the Ermitano Property (Mexico), the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) complete initial underground stope production, (iii) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (iv) evaluate and acquire exploration properties in proximity to Santa Elena and drill test some targets in 2014, (v) complete evaluation of certain aspects  of the La Joya Project to a Pre Feasibility Study level in 2014.

Santa Elena Targets

•
Achieve estimated 2014 production guidance of 1.3 million – 1.5 million ounces of silver and 34,000 – 36,000 ounces of gold, for an aggregate of 3.3 – 3.6 million silver equivalent ounces, Ag:Au 60:1. (6 months; 374,101 silver ounces, 11,540 gold ounces or 1,066,501 silver equivalent ounces, Ag:Au 60:1)

      2014 PRODUCTION GUIDANCE UPDATE

Management now anticipates total production from Santa Elena in 2014 to be at the low end of our original guidance (3.3 to 3.6 million AgEq ounces). Underground stope production, due to start in August, will increase through-put grades to the new mill and therefore higher levels of gold and silver ounces for the rest of the year. As anticipated, production is heavily weighted for H2 2014 to achieve guidance.

•	Achieve estimated cash operating cost of $8.50 - $9.50 per silver equivalent ounce sold, Ag:Au 60:1. (6 months; $7.33 per silver equivalent ounce, Ag:Au 60:1)

•	Complete construction of new conventional 3,000 tpd CCD/MC mill facility in early Q2 2014 - Budget for 2014 is $14 million. (6 months; $12.2 million - Complete)

OUTLOOK (continued)

•
Complete underground decline development of main ramp to enable physical access to ore starting on level 525m - Budget for 2014 for underground development and equipment purchases is $12 million. (6 months; $7.8 million) Ore is being developed on five levels with the main ramp currently at the 575 metres access level.

Sonora Project Targets

•	Ermitaño Property – initial mapping, sampling and exploration drilling of targets - Budget for 2014 is $550,000. (6 months; $520,000)

La Joya Project Targets

•
Complete a core drilling program of approximately 20 holes for in-fill drilling of preliminary pit-constrained resources (Preliminary Economic Assessment level) with subsequent metallurgical work. Budget for 2014 is $1 million. (6 months; $850,000)

•	Complete staged payments of $1.8 million under the La Joya agreements. (6 months; $1.8 million - Complete)

•	Complete evaluation of certain technical aspects of the project to Pre Feasibility Study level. (Ongoing)

RESULTS OF OPERATIONS

For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013
Revenues
Silver revenue	$3,206,115	$3,905,837	$7,322,252	$8,578,822
Gold revenue - cash basis	5,253,240	8,568,948	13,863,671	18,672,414
	8,459,355	12,474,785	21,185,923	27,251,236
Gold revenue - non cash
- amortization of deferred revenue	197,746	553,473	516,692	1,106,664

- capitalized to Santa Elena Mine EIP (1)	(938,044)	-	(978,031)	-
Revenues reported	7,719,057	13,028,258	20,724,584	28,357,900
Cost of sales	3,046,958	5,047,895	7,733,481	9,416,414
Depletion, depreciation and amortization	1,577,897	1,685,777	3,299,303	3,064,723
Mine operating earnings	3,094,202	6,294,586	9,691,800	15,876,763

General and administrative expenses	(1,407,025)	(1,599,892)	(2,884,027)	(2,940,819)
Share-based compensation	(534,499)	(560,746)	(1,106,233)	(1,314,537)
Foreign exchange gain (loss)	34,506	761,121	(450,943)	1,249,694
Accretion expense	(75,765)	(18,248)	(151,531)	(79,269)
	(1,982,783)	(1,417,765)	(4,592,734)	(3,084,931)
Operating earnings	1,111,419	4,876,821	5,099,066	12,791,832

Other income	-	-	614,314	-
Interest income	55,583	49,259	266,618	128,521
Finance costs	(88,652)	-	(192,660)	-

Earnings before taxes	1,078,350	4,926,080	5,787,338	12,920,353

Taxes
Current income tax expense	(479,000)	(617,000)	(2,722,000)	(2,717,000)
Deferred tax recovery (expense)	715,000	(1,443,000)	717,000	(1,335,000)
Net earnings	1,314,350	2,866,080	3,782,338	8,868,353

Other comprehensive (loss) earnings
Exchange loss on translation to US Dollars	-	(1,126,190)	-	(2,004,389)

Comprehensive earnings for the period	$1,314,350	$1,739,890	$3,782,338	$6,863,964

Weighted average number of common shares outstanding	118,728,205	108,865,828	115,042,542	107,700,562
Earnings per common share - basic	$0.01	$0.03	$0.03	$0.08
Earnings per common share - diluted	$0.01	$0.03	$0.03	$0.08

(1) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress ("EIP").

Comparison of the three months ended June 30, 2014, to June 30, 2013

Net earnings were $1,314,350 ($0.01 per share basic) for the second quarter compared with $2,866,080 ($0.03 per share basic) in 2013. The decrease in net earnings during the second quarter was primarily attributed to reduced revenues from lower silver and gold sales at lower realized prices. The decrease in silver and gold production as discussed in the “Highlights” section was primarily related to the closure of the open pit on April 4, 2014, three months ahead of schedule, with subsequent reduced production from the leach pad.

RESULTS OF OPERATIONS (continued)

Silver and gold revenue totalled $7,719,057 (2013 - $13,028,258) in the second quarter. Silver sales totalled 163,026 ounces including capitalized underground ounces (2013 - 181,398), 10% lower than for the same period in 2013. The foregoing, combined with a 9% lower average realized price of $20 (2013 - $22) per ounce, resulted in 18% lower silver revenue.

Total gold revenue reported in the second quarter decreased 40% compared to the same period in 2013. Total gold sales were 4,743 ounces including capitalized underground ounces (2013 - 7,375), or 36% below 2013. The Company sold 3,794 (2013 - 5,900) ounces of gold at an average realized price of $1,296 (2013 - $1,365) per ounce, a 5% decline. The Company delivered 949 gold ounces (2013 - 1,475) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $3,046,958 (2013 - $5,047,895). Cash cost per silver equivalent ounce sold for the second quarter was $7.66, Ag:Au 60.0:1 (2013 - $7.80, Ag:Au 63.2:1). The decrease in operating cash cost per silver equivalent ounce sold was driven by the reduction in direct production costs during the second quarter as a result of the closure of the open pit and elimination of open pit mining costs.

General and administrative expenses decreased by 12% to $1,407,025 (2013 - $1,599,892). During the second quarter of 2013, Silvercrest incurred $113,388 of incremental costs associated with the set-up of the corporate credit facility (the “Facility”) with Scotiabank. All incremental costs were deferred in the third quarter and are currently being amortized over the three year term of the Facility. Share-based compensation decreased to $534,499 (2013 - $560,746) with the vesting of a lower number of stock options. The Company granted 150,000 (2013 - Nil) incentive stock options during the second quarter with a weighted average fair value per option granted of CAD$0.76 (2013 - CAD$Nil).

Current income tax expense decreased to $479,000 (2013 - $617,000), which relates to the tax payable from Santa Elena operations. The estimate at June 30, 2014 includes an amount of $112,000 (2013 - $Nil) relating to the 7.5% Mexican Mining Royalty.

Deferred tax recovery amounted to $715,000 (2013 – expense of $1,443,000). The change in deferred taxes, with respect to the 2013 comparative period, is primarily driven by 1) the removal of accelerated tax deductions on capital expenditures effective January 1, 2014, per the Mexican Tax Reform and 2) amortizing a portion of the $5.8 million taxable temporary difference recognized in fiscal 2013 on enactment of the 7.5% mining royalty liability.

Comparison of the six months ended June 30, 2014, to June 30, 2013

Net earnings were $3,782,338 ($0.03 per share basic) for the first six months of 2014 (“H1 2014”) compared with $8,868,353 ($0.08 per share basic) in 2013. The decrease in net earnings during H1 2014 (as discussed in the three month comparison) was primarily attributed to reduced revenues resulting from lower gold sales at lower realized prices.

Silver and gold revenue totalled $20,724,584 (2013 - $28,357,900) during H1 2014. Silver sales amounted to 361,826 ounces including capitalized underground ounces (2013 - 338,486), 7% higher than for the same period in 2013. The foregoing, combined with a 20% lower average realized price of $20 (2013 - $25) per ounce, resulted in 15% lower silver revenue. Total gold revenue reported during H1 2014 decreased 27% compared to the same period in 2013. Total gold sales were 12,393 ounces including capitalized underground ounces (2013 - 14,745), or 16% below 2013. The Company sold 9,914 (2013 - 11,796) ounces of gold at an average realized price of $1,311 (2013 - $1,495) per ounce, a 12% decline. The Company delivered 2,479 gold ounces (2013 – 2,949) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $7,733,481 (2013 - $9,416,414). Cash cost per silver equivalent ounce sold during H1 2014 was $7.33, Ag:Au 60.0:1 (2013 - $7.74, Ag:Au 59.5:1). The decrease in operating cash cost per silver equivalent ounce sold (as discussed in the three month comparison) is driven by the reduction in direct production costs as a result of the closure of the open pit.

Share-based compensation decreased to $1,106,233 (2013 - $1,314,537) with the vesting of a lower number of stock options. The Company granted 250,000 (2013 - 350,000) incentive stock options during H1 2014 with a weighted average fair value per option granted of CAD$0.85 (2013 - CAD$1.44).

Current income tax expense payable for 2014 Mexico operations is estimated at $2,722,000 (2013 - $2,717,000). The estimate at June 30, 2014 includes an amount of $605,000 (2013 - $Nil) relating to the 7.5% Mexican Mining Royalty.

Deferred tax recovery amounted to $717,000 (2013 – expense of $1,335,000). The primary drivers for the change are essentially the same as those explained above in the three month comparison.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash cost per silver equivalent ounce sold”, “All-in sustaining cash cost per silver equivalent ounce sold”, and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow.

NON-IFRS PERFORMANCE MEASURES (continued)

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cash provided by operating activities per the condensed consolidated interim financial statements to cash flows from operations before working capital items:
For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013
Cash provided by operating activities	$2,228,029	$1,273,905	$9,937,928	$6,580,240
Income taxes paid	1,512,000	760,000	5,690,000	1,854,000
Change in non-cash working capital items	(677,527)	3,553,346	(5,968,029)	5,965,198
Cash flows before changes in working capital items	$3,062,502	$5,587,251	$9,659,899	$14,399,438
Weighted average number of common shares outstanding	118,728,205	108,865,828	115,042,542	107,700,562
Cash flows per common share	$0.03	$0.05	$0.08	$0.13

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to cash cost per silver equivalent ounce sold:
For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013
Direct production costs	$2,115,993	$5,410,500	$5,663,261	$10,847,763
Capitalized to Santa Elena Mine EIP (1)	(415,018)	-	(415,018)	-
Mining environmental duty (2)	39,000	-	105,000	-
Inventory adjustment	1,306,983	(362,605)	2,380,238	(1,431,349)
Cost of sales	$3,046,958	$5,047,895	$7,733,481	$9,416,414

Silver ounces sold (1)	146,203	181,398	345,003	338,486
Gold ounces sold (1)	4,193	7,375	11,843	14,745

Ag:Au ratio (3)	60.0:1	63.2:1	60.5:1	59.5:1
AgEq ounces sold (3)	397,807	647,504	1,055,607	1,215,884
Cash cost per AgEq ounce sold	$7.66	$7.80	$7.33	$7.74

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:
For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013
Direct production costs	$2,115,993	$5,410,500	$5,663,261	$10,847,763
Capitalized to Santa Elena Mine EIP	(415,018)	-	(415,018)	-
Mining environmental duty (2)	39,000	-	105,000	-
Inventory adjustment	1,306,983	(362,605)	2,380,238	(1,431,349)
Cost of sales	$3,046,958	$5,047,895	$7,733,481	$9,416,414
General and administrative expenses	1,407,025	1,599,892	2,884,027	2,940,819
Sustaining capital expenditures	27,001	199,255	177,718	607,646
Exploration costs (4)	539,014	1,793,474	593,955	4,798,507
Total all-in sustaining cash costs	$5,019,998	$8,640,516	$11,389,181	$17,763,386

AgEq ounces sold (3)	397,807	647,504	1,055,607	1,215,884
All-in sustaining cash cost per AgEq ounce sold	$12.62	$13.34	$10.79	$14.61

The following table provides a reconciliation of net earnings as reported in the Company’s condensed consolidated interim financial statements to adjusted earnings per share:
For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013
Net earnings reported	$1,314,350	$2,866,080	$3,782,338	$8,868,353
Adjustments for non-cash or non-recurring items
Deferred revenue	(174,828)	(553,473)	(493,774)	(1,106,664)
Deferred income tax (recovery) expense	(715,000)	1,443,000	(717,000)	1,335,000
Share-based compensation	534,499	560,746	1,106,233	1,314,537
Adjusted earnings	$959,021	$4,316,353	$3,677,797	$10,411,226
Weighted average number of common shares outstanding	118,728,205	108,865,828	115,042,542	107,700,562
Adjusted earnings per common share	$0.01	$0.04	$0.03	$0.10

(1)
Prior to completing the commissioning of Santa Elena’s underground mine, the Company capitalizes proceeds from sales of silver and gold ounces and related expenses provided by the underground mine. The production totals have been reduced by 15,679 ounces of silver and 538 ounces of gold for the second quarter of 2014 and 16,823 ounces of silver and 550 ounces of gold for H1 2014, that were capitalized to Santa Elena Mine Expansion in Progress (“EIP”).

(2)	Effective January 1, 2014, the new Mexican Environmental Mining Duty, based on 0.5% of gross revenues, is included as part of cost of sales.

(3)
Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(4)	Exploration costs are expenditures incurred only at the Santa Elena Mine.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Revenues	7,719,057	13,005,527	12,866,618	13,669,133	13,028,258	15,329,642	18,243,732	16,694,752
Mine operating earnings	3,094,202	6,597,598	6,120,406	6,884,823	6,276,338	9,582,178	11,602,694	10,988,623
Net earnings (loss) for the period (1)	1,314,350	2,467,989	(4,094,411)	3,705,318	2,866,080	6,002,276	13,616,026	1,263,317
Comprehensive earnings (loss) for the period (1)	1,314,350	2,467,989	(4,538,728)	4,164,565	1,739,890	5,124,076	13,315,128	2,213,155
EPS (LPS)
Basic	0.01	0.02	(0.04)	0.03	0.03	0.06	0.14	0.01
Diluted	0.01	0.02	(0.04)	0.03	0.03	0.05	0.13	0.01
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	180,537,473	179,507,383	143,507,653	139,899,279	134,155,949	130,504,099	122,071,089	101,245,107
Total derivative instruments (4)		-	-	-	-	-	-	24,824,172
Total debt (5)	15,000,000	15,000,000	-	-	-	-	-	-
Tax liabilities (6)	9,294,353	9,813,684	10,198,314	3,623,000	2,960,000	1,517,000	1,625,000	5,039,388
Other liabilities	29,387,098	14,628,203	16,175,205	15,543,639	15,188,742	16,556,388	16,541,928	16,330,484

(1)
Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense (recovery), and foreign exchange gain (loss) on translation to United States dollars.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the near term.

(3)
Total assets have increased significantly over the last number of quarters, mainly from capital investment at the Santa Elena Mine.  In Q1 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million upfront deposit from Sandstorm and the $15 million draw down of the Scotiabank Facility.

(4)
The derivative instruments (hedging contracts), which were a requirement of a Project Loan with Macquarie Bank Limited (“MBL”), were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedge Facility for $23,254,800 in cash.

(5)	In Q1 2014, the Company drew down $15 million from the currently available $30 million Facility with Scotiabank.

(6)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

CASHFLOWS
For the periods ended June 30,	Three months ended		Six months ended
	2014	2013	2014	2013

Net earnings	$1,314,350	$2,866,080	$3,782,338	$8,868,353
Items not affecting cash	1,748,152	2,721,171	5,877,561	5,531,085
Cash flows from operations before changes in working capital items and income taxes	3,062,502	5,587,251	9,659,899	14,399,438

Working capital items	677,527	(3,553,346)	5,968,029	(5,965,198)
Income taxes paid	(1,512,000)	(760,000)	(5,690,000)	(1,854,000)
Operating Activities	2,228,029	1,273,905	9,937,928	6,580,240

Financing Activities	(58,322)	25,862	34,833,317	2,674,544

Investing Activities	(15,922,961)	7,268,767	(18,394,217)	(7,568,109)

Impact of exchange rate changes	90,030	(89,267)	44,185	(237,737)

Net increase (decrease) in cash and cash equivalents	(13,663,224)	8,479,267	26,421,213	1,448,938
Cash beginning of period	54,519,890	21,116,720	14,435,453	28,147,049
Cash end of period	$40,856,666	$29,595,987	$40,856,666	$29,595,987

Operating Activities

The cash flow generated from operating activities was $2,228,029 (2013 - $1,273,905) for the second quarter and $9,937,928 (2013 - $6,580,240) for H1, 2014. The increase for the second quarter and H1 2014 in comparison with the comparable periods arises from positive working capital movements. The working capital has moved favorably in 2014 primarily from less direct production costs incurred and being capitalized to inventory, less Santa Elena expansion commitments payable at the quarter end and receiving all cash in the period for lots settled near the quarter end.

Financing Activities

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,489,408.

In February 2014, SilverCrest drew down $15 million from the currently available $30 million Facility with Scotiabank. The proceeds were primarily used to fund Santa Elena expansion expenditures.

During H1 2014, SilverCrest received $500,724 (2013 - $1,870,898) from the exercise of 955,000 (2013 - 1,575,000) incentive stock options. SilverCrest received $805,469 from the exercise of 510,300 warrants during H1 2013.

Investing Activities

SilverCrest spent $15,582,416 (2013 - $12,420,424) during the second quarter and $26,238,005 (2013 - $26,463,848) during H1 2014 primarily on Santa Elena expansion costs included within property, plant and equipment.

During the second quarter and H1 2014, the Company capitalized sales generated from Santa Elena’s underground mine of $915,126 (2013 - $Nil) and $955,113 (2-13 - $Nil) respectively.

In March 2014, the Company received a $10 million contribution from Sandstorm for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $1,311,254 (2013 - $464,597) during the second quarter and $3,377,943 (2013 – 1,285,577) during H1 2014 on exploration and evaluation expenditures. During H1 2014, the Company released the final $1.25 million cash payment on the La Joya West concessions, made a $0.6 million cash payment on the La Joya East concessions and incurred a total of $1.5 million in exploration costs primarily at the La Joya Project and Ermitano Property.

The Company received interest income of $55,583 (2013 - $153,788) during the second quarter and $266,618 (2013 - $181,316) during H1 2014.

Impact of exchange rate changes

As at June 30, 2014, the Company held $40.9 million (2013 - $14.4 million) in cash and cash equivalents, of which $40.3 million (2013 - $13.7 million) were dominated in United States dollars, $0.3 million (2013 – $0.3 million) in Canadian dollars, and $0.2 million (2013 – $0.4 million) in Mexican pesos.

During the six month period ended June 30, 2014, the Company’s cash and cash equivalents were positively impacted by $44,185 (2013 – ($237,737)) on translation to United States dollars due to the strengthening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

		2014	2013
Assets
Current assets
Cash and cash equivalents	(i)	$40,856,666	$14,435,453
Inventory	(i)	3,446,654	12,896,365
Taxes receivable	(i)	5,135,780	6,415,814
Other current assets	(i)	808,498	680,308
Non-current assets		130,289,875	109,079,713

Total Assets		$180,537,473	$143,507,653

Liabilities
Current liabilities
Deferred revenue	(ii)	$1,542,614	$2,627,015
Other current liabilities	(ii)	4,820,560	6,430,467
Non-current liabilities
Deferred tax liabilities		8,326,000	9,043,000
Credit facility obligation		15,000,000	-
Other non-current liabilities		8,992,277	8,273,037

Total Liabilities		$38,681,451	$26,373,519

Working Capital	(i-ii)	$43,884,424	$25,370,458

ASSETS

As at June 30, 2014, SilverCrest held cash and cash equivalents of $40.9 million. The Company’s cash position has strengthened significantly since the start of the year, primarily due to the $20.8 million prospectus offering and the $10 million additional upfront deposit from Sandstorm. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

The inventory balance primarily relates to material on the leach pads at Santa Elena. The carrying balance at June 30, 2014, including the non-current amount was $8.2 million (2013 - $Nil). The open pit was closed on April 4, 2014, with the heap leaching process being wound down with residual leaching during the second quarter of 2014. At June 30, 2014, management reclassified $8,182,373 from silver and gold in process to leach pad ore inventory. The leach pad ore inventory will be expensed as leach pad ore tonnes are processed through the mill. The Company will now recognize a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad.

Taxes receivable consists primarily of value added taxes paid in Mexico, and due to be refunded or deducted against income taxes payable. The taxes receivable balance has decreased since the start of the year as a result of collecting $3.3 million in value added tax refunds and by offsetting amounts against income taxes payable. The Company has offset $5.7 million of taxes receivable during H1 2014, $2.9 million relating to the final balance payable for 2013 income taxes and $2.8 million in prepayments for 2014 income taxes.

Property, plant and equipment increased to $104.7 million (2013 - $93.1 million). During H1 2014, SilverCrest added approximately $25.0 million in capital costs the six month period ended at Santa Elena that was reduced by recording the $10 million expansion contribution from Sandstorm, depreciation and depletion charge totalling $2.9 million and net sales of silver and gold capitalized from the underground mine of $0.6 million. Exploration and evaluation assets increased to $17.8 million (2013 - $15.7 million) from acquisition and exploration expenditures incurred at the La Joya Project ($1.4 million), and other projects ($0.7 million).

LIABILITIES

Deferred revenue decreased to $6.1 million (2013 - $6.7 million), resulting from the delivery of 2,479 (2013 – 2,949) gold ounces to Sandstorm. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

Accounts payable and accrued liabilities decreased to $3.9 million (2013 - $5.3 million), as the Company released the final cash payment of $1.25 million relating to the La Joya West concessions. The $3.9 million accounts payable balance primarily relates to various Santa Elena expansion and operational commitments.

The credit facility obligation relates to the $15 million drawn down from the currently available $30 million Facility with Scotiabank.

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $40.9 million (June 30, 2014) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $30 million Facility with Scotiabank ($15 million drawn down at date hereof), will enable the Company to complete its capital expenditures associated with the Santa Elena Expansion Project, as well as planned exploration and all operating activities of the Company for the next twelve months. The Board approved capital and exploration expenditures remaining for 2014 include the following;

Santa Elena Mine and Exploration Expenditures:

•	Expansion Capital – Underground mine equipment and development: $12.0 million. (6 months - $7.8 million incurred)

•	Expansion Drilling – $1.5 million. (6 months - $0.6 million incurred)

•	Sonora programs - $1.5 million. (6 months - $0.7 million incurred)

SANTA ELENA MINE

Operating Statistics	6 MONTHS 2014	Q2 2014	Q1 2014

Silver ounces produced	374,101	173,000	201,101
Silver ounces sold	361,826	163,026	198,800

Gold ounces produced	11,540	3,995	7,545
Gold ounces sold	12,393	4,743	7,650
Ounces delivered to spot market	9,914	3,794	6,120
Ounces delivered to Sandstorm	2,479	949	1,530

Silver equivalent ounces produced (1)	1,066,501	412,700	653,801
Silver equivalent ounces sold (1)	1,105,406	447,606	657,800
Ag: Au ratio (1)	60.0:1	60.0:1	60.0:1

(1) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget, prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

OPERATIONS UPDATE

Metal production for Q2, 2014 was down 14% and 47% for silver and gold, respectively, compared to Q1, 2014. The decrease in silver and gold production, as discussed in the “HIGHLIGHTS” section, was primarily related to the closure of the open pit on April 4, 2014, three months ahead of schedule, and subsequent reduced production from the leach pad.

Commissioning of Santa Elena’s new 3,000 tpd mill and CCD/MC processing facility commenced on May 1, 2014 and was successfully commissioned as of August 1, 2014 (refer to “Subsequent Events” section).

As planned, the mill feed during the commissioning period came from the leach pad reserve (“pad ore”). Blending of higher grade underground ore is expected to commence during August.  Approximately, 109,100 tonnes of pad ore, milled during commissioning, graded 0.82 gpt Au and 55.82 gpt Ag, which is approximately 30% higher for gold and 55% higher for silver compared to budgeted grades of 0.63 gpt Au and 36.0 gpt Ag.

The mill is currently running at approximately 2,525 tpd on a continuous basis. SilverCrest is continuing to adjust and optimize all the components of the facilities in efforts to achieve through-put tonnages at or above the nameplate capacity of 3,000 tpd.

During the commissioning period, an estimated 2,420 ounces of gold and 131,000 ounces of silver, excluding residual leached ounces from pad production, were produced. Startup recoveries of gold and silver were 84% and 67%, respectively, compared to budgeted recoveries of 81% and 65%.  Average mine life recovery rates are projected at 92% gold and 67.5% silver.

UNDERGROUND UPDATE

During the second quarter, accelerated ore development continued on five levels of the underground mine in preparation of stope production, with approximately 25,800 tonnes of development ore mined and stockpiled for future mill processing. The ore grade mined during the second quarter was 1.50 gpt Au and 110.67 gpt Ag, which is consistent with current reserve models. Underground stope production is the next milestone in the transition plan at Santa Elena. Production from first underground stope is planned for August. This initial stope will be mined using standard long hole stoping methods.

All underground production equipment purchased by the Company is on site. SilverCrest personnel will undertake all production mining from Avoca stopes (mining from the bottom up with subsequent back-filling), and all development work will continue to be done by a contractor.

Underground close-spaced definition drilling commenced in May to better define reserves for initial and longer term stope production. Initial results from this detailed drilling reconcile closely with the underground reserve model. Results will be announced once compilation is complete.

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and potential conversion to Reserves. Further exploration drilling is anticipated from underground, once further underground access is established. Potential conversion of Resources to Reserves in the recently discovered El Cholugo, Cholugo Dos, and Tortuga zones is anticipated once further underground access is established by 2015.

For further information on Santa Elena’s Commissioning and Transition, please refer to News Releases dated May 5, 2014, June 18, 2014, and August 11, 2014 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. Nine of the 15 mineral concessions comprising the La Joya Property are known as the La Joya West concessions, which the Company acquired on May 24, 2013, at a total cost of $2.68 million. Three of the 15 mineral concessions comprising the La Joya Property are known as the La Joya East concessions, on which the Company still maintains an option to purchase from the original owners. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling $1,500,000 over a three year period commencing January 2011 (of which $325,000 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014, and the second and final payment due May 6, 2015. The La Joya West and La Joya East concessions together encompass a total of approximately 1,642 hectares. The remaining three contiguous mineral concessions comprising the La Joya Property encompass a total area of approximately 3,005 hectares and were staked directly by the Company.

Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)
There are two styles of mineralization, with the first  comprised of silver, gold and copper (1- Ag Cu Rich Zone), with lesser amounts of tungsten trioxide (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn); while the second style of mineralization consists predominantly of tungsten and molybdenum (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEq Cutoff Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEq Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt AgEq using the metal price ratios described above.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

Outlook

The Company is currently focusing on evaluating certain technical aspects of the La Joya project to Pre Feasibility Study level in 2014.  Technical aspects include a revised resource, further metallurgical testwork, and a revised mine design and schedule.

OTHER PROJECTS

Exploration is an integral part of Silvercrest's growth strategy. The Company has a portfolio of other mineral properties, which comprise the Ermitano Property (Mexico), the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador). Currently the Company is focusing on evaluating and acquiring exploration properties in proximity to Santa Elena.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at June 30, 2014, SilverCrest had 118,728,205 common shares outstanding. In addition, the Company had 8,280,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 127,008,205.

As at the date hereof, SilverCrest had 118,753,205 common shares outstanding. In addition, there were 8,255,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 127,008,205. (Refer to “Subsequent Events” section).

More information on these instruments and the terms of their conversion is set out in note 10 of the condensed consolidated interim financial statements.

COMMITMENTS

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At June 30, 2014, the remaining commitments totaled approximately $1,280,000, which are expected to fall due over the next 12 months.

CONTINGENCIES

In December 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to mitigate labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements, as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in additional profit sharing entitlements for its Mexican employees at June 30, 2014, other than what has been presently paid and recorded.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $88,666 (2013 - $117,856) for legal fees, which were included in professional fees, and $131,548 (2013 - $Nil) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $10,513 (2013 - $16,650) in share-based payments to this partner.

Key Management Compensation

	June 30, 2014	June 30, 2013
Salaries and short-term benefits (1)	$426,440	$459,656
Directors' fees	63,778	59,031
Share-based payments	669,552	699,293
	$1,159,770	$1,217,980

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $89,124 (2013 - $97,887) for technical and administrative services and recognized $23,608 (2013 - $28,681) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the six month period ended June 30, 2014, the Company incurred $85,069 (2013 - $48,157) on behalf of Goldsource for these services, of which $51,335 (2013 - $25,539) is receivable at June 30, 2014.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2014, the Company had no off balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, taxes receivable, accounts payable, accrued liabilities, taxes payable and the credit facility. They are initially recorded at amounts that approximate their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company’s cash and cash equivalents are measured using Level 1 inputs.

CRITICAL JUDGMENT AND ESTIMATES

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment, since capitalization of certain costs ceases and depletion of capitalized costs commence upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination.

Capitalization of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to January 1, 2014, the functional currency of the Company’s Canadian operations was the Canadian dollar and the functional currency for its Mexican mining operations was the United States dollar. The functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar effective January 1, 2014, as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Credit Facility.

Sandstorm Gold Ltd. (“Sandstorm”) Purchase Agreement

Management has determined the additional $10 million upfront deposit received from Sandstorm in March 2014, will be treated as reduction to the carrying value of the Santa Elena Expansion in Progress asset rather than as deferred revenue as there are no requirements to return any portion of the deposit.

CRITICAL JUDGMENT AND ESTIMATES (continued)

Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources
Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its depletion calculations, to reflect the updated Technical Report.

Impairment of Non-Current Assets
Non-current assets are tested for impairment if there is an indicator of impairment, annually and at the end of each quarter for our capital projects. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets

Cost of sales and inventory
In determining cost of sales recognized in the Consolidated Statements of Operations and Comprehensive Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable silver and gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Provisions for Asset Retirement Obligations
The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments, IAS 32 – Financial Instruments: Presentation, IAS 36 – Impairment of Assets, IFRIC 21 – Levies.

The adoption of these new accounting standards had no material impact on the Company’s condensed consolidated interim financial statements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated March 28, 2014.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no change in the Company’s internal control over the financial reporting during the six month period ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., President and Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).